Filed by Provident Financial Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Provident Financial Services, Inc.

Commission File No. 1-31566

INVESTOR PRESENTATIONS Week of February 2, 2004

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Provident Financial Services (“Provident” or “PFS”) and First Sentinel Bancorp, Inc. (“First Sentinel” or “FSLA”), including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Provident’s and First Sentinel’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Provident’s and First Sentinel’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Provident and First Sentinel may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of First Sentinel or Provident may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) difficulties associated with achieving expected future financial results; (10) competition from other financial services companies in Provident’s and First Sentinel’s markets; (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Provident’s and First Sentinel’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Provident or First Sentinel or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Provident and First Sentinel do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Provident Financial Services, Inc. is the Holding Company for The Provident Bank

On January 15, 2003:

• Provident Financial Services, Inc. issued an aggregate of 59.62 million shares and contributed cash and 1.92 million shares of its common stock to The Provident Bank Foundation.

•$ 586.2 million in net proceeds raised

•$ 293.1 million distributed to The Provident Bank

•$ 293.1 million retained by Holding Company

Our Company Profile

(as of December 31, 2003)

•$ 4.3 billion in Assets

•$ 2.7 billion in Deposits

•$ 2.2 billion in Loans

• 54 branches in 10 counties in northern and central New Jersey

• A full-service bank:

– Full Range of Retail and Commercial Deposit Products

– Retail and Commercial Lending

– Trust Services and Investment Services

OUR STRENGTHS: Tradition, Commitment, Focus

• Tradition of Safe & Sound Management

– New Jersey’s Oldest Bank; Established 1839

• Commitment to Profitable Growth

• Commitment to Prudently Deploy Capital

• Commitment to Maintain Asset Quality

• Unwavering Customer Focus

Our Strategic Initiatives

• Grow the Balance Sheet

• Grow Market Share

• Sustain and Increase Brand Awareness

• Customer Relationship Management

• Reinforce Pay-for-Performance Sales Culture

• Maximize Net Interest Income without Compromising Asset Quality

• Focus on Accelerating Revenue Growth and Slowing Operating Expense Growth

Our Financial Performance

($            in millions) 2003 2002 2001

Assets $ 4,284.9 $ 3,919.2 $ 2,869.7

Loans, net $ 2,216.7 $ 2,031.9 $ 1,994.6

Deposits $ 2,696.0 $ 3,243.3 $ 2,341.7

Capital $ 817.1 $ 326.0 $ 292.1

Net Income $ 18.7* $ 26.6 $ 24.1

Net Interest Margin 3.35% 3.98% 3.79%

* includes $15.6 million net of tax one-time contribution to The Provident Bank Foundation

Our Business Drivers

• Assess Merger & Acquisition Opportunities

• Continue De Novo Branching

• Maintain Diversified Loan Portfolio Composition

• Continue to Increase proportion of Core Deposits to Total Deposits

• Customer Relationship Management Process:

– Maximize Product Penetration among Current Households

– Continually Reduce Attrition

– Increase New Customer Acquisition

– Integrate Consistent Sales Process and Customer Treatment across all Delivery Channels

Loan Portfolio Diversification

to improve asset yields to reduce exposure to interest rate risk

Residential Real Estate and Consumer Loans

Commercial Real Estate, Mortgage Warehouse and Business Loans

Building the Commercial Loan Portfolio $            in millions

Commercial & Industrial

Commercial Real Estate

Loan Diversification Strategy

• Long-term Strategy—Maintain even balance between Retail Loan Portfolio and Commercial Loan Portfolio.

• Substantially all Warehouse Lines of Credit have been sold. Assets re-deployed into 1-4 family residential loans.

• Near-term Strategy will favor Retail Loans.

Our Current Market

Our Deposit Market Share

• As of June 30, 2003:

• 13th of 135 FDIC-Insured Institutions in Provident’s 10-County Market Area

• Increase for 12 Months ended June 30, 2003:

– Core Deposits Provident = 16.72%

• Core Deposits are Provident’s ongoing Strategic Focus

– Total Deposits Provident = 5.74%

– Total Deposits all New Jersey Institutions = 8.48%

Core Deposit Emphasis

to expand customer relationships to effectively manage interest rate expense

Time Deposits

Core Deposits

Building Core Customer Deposit Balances $            in millions

Demand Deposits

Savings Deposits

Dual Strategy of Loan Diversification and Core Deposit Emphasis has resulted in Net Interest Income Growth $            in millions

Interest Income

Interest Expense

Net Interest Income

Commitment to Asset Quality

% of Non-performing Loans to Total Loans

Capital Management Strategies for Earnings per Share Growth

• Declaration of Cash Dividend after first quarter of operation as a public company. Second increase recently announced.

• Stock buy-backs commenced in 2003 to fund stockholder-approved benefit plans

• Corporate stock buy-backs approved for 2004

– (Buyback strategy in development)—Opportunities limited by merger announcement

• Continuing assessment of merger opportunities

• Leverage strategies where warranted

• EPS for the period from January 15, 2003 thru December 31, 2003 = $0.31

Our Vision

Investors seek Financial Performance

Which will be Driven by

Customers seek Customer-Centricity

Which will be Driven by

Focused & Rewarded Employees seek Workforce

Strategic Growth in New Jersey’s Most Attractive Markets

December 22, 2003

Additional Information

The proposed transaction will be submitted to First Sentinel’s and Provident’s stockholders for their consideration. Provident and First Sentinel will file with the SEC a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of First Sentinel are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Provident and First Sentinel, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to John Kuntz, General Counsel, Provident Financial Services, 830 Bergen Avenue, Jersey City, NJ 07306 (201) 915-7701 or to Ann Clancy, Corporate Secretary, First Sentinel Bancorp, Inc., 1000 Woodbridge Center Drive, Woodbridge, NJ 07095 (732) 726-5514.

First Sentinel and Provident, and their respective executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Sentinel or Provident in connection with the merger. Information about the directors and executive officers of First Sentinel and their ownership of First Sentinel common stock is set forth in the proxy statement, dated March 28, 2003, for First Sentinel’s 2003 annual meeting of stockholders, as filed with the

SEC. Information about the directors and executive officers of Provident Financial and their ownership of Provident Financial common stock is set forth in the proxy statement, dated June 5, 2003, for Provident Financial’s 2003 annual meeting of stockholders, as filed with the SEC. Additional information regarding the interests of such participants may be obtained by reading the proxy statement/prospectus when it becomes available.

A Compelling Combination

• The combination of Provident and First Sentinel creates:

– 8th largest bank in New Jersey, $6.4 billion in assets(1) and a 76-branch retail footprint with $4.1 billion in deposits

– #4 ranked bank by deposit market share (10.0% deposit market share) in highly attractive Middlesex county

–$ 1.6 billion in market capitalization(2)

– Full retail and commercial banking product offering

• Transaction is consistent with articulated expansion strategy

1. Combined at September 30, 2003. Excludes impact of purchase accounting adjustments.

2. Market data as of December 19, 2003.

Summary of Significant Terms

$22.25 per share

Value per First Sentinel Share:

$642 million(1)

Transaction Value:

60% stock / 40% cash

Consideration:

Fixed at 1.092 Provident shares for each First Sentinel share(2)

Exchange Ratio:

Tax-free exchange with election mechanism

Transaction Structure:

Approximately 20% of First Sentinel’s expenses

Estimated Cost Savings:

$30 million pre-tax

Estimated One-Time Merger Charge:

Revenue Enhancements: Identified but not assumed

1. Includes cash out of options.

2. Based on PFS average closing share price for 20 consecutive trading days ended December 18, 2003.

Summary of Significant Terms

Due Diligence: Completed

Management Representation: Chris Martin, current President and CEO of First Sentinel, to become President of the combined company

Other key First Sentinel managers to join Provident team

Board Representation: 2 board seats initially, with additional seat in 2005

Walk-Away: Limited price-based walk-away, subject to top-up right(1)

Termination Fee: $24 million (3.7% of transaction value)

Required Approvals: Provident and First Sentinel shareholders

Customary regulatory approvals

Expected Closing: Second quarter of 2004

1. First Sentinel has the right of termination if the value of Provident stock declines by 20% and underperforms a peer index by 17.5%, unless Provident determines to adjust consideration.

Transaction Pricing and Comparables

Mid-Atlantic bank and thrift transactions with deal value between $200 million and $1 billion from January 2002 to present

Mid-Atlantic

PFS/FSLA (3) High Median Low

Price / LTM Earnings 28.5 x 52.3 x 23.6 x 19.7 x

Price / Forward Earnings (1) 21.4 25.5 22.2 18.5

Price / _Book Value 2.76 3.15 2.74 2.12

Price / Tangible Book Value 2.81 3.83 3.36 2.58

Premium / Deposits (2) 30.3% 74.0% 26.5% 17.3%

Premium to Market (One-Day) 18.5 65.4 26.8 6.1

Source: SNL Financial.

1. Forward earnings represent the target’s earnings estimate for the full calendar year in which the transaction is announced. 2004 EPS estimate for First Sentinel.

2. Excludes all CDs greater than $100,000.

3. First Sentinel data pro forma for impact of recent financial restatement in accordance with EITF Issue No. 97-14 and related amendment of First Sentinel’s Directors Deferred Fee Plan.

Transaction Rationale

• In-market transaction

Franchise Enhancing • Provides #4 deposit market share in one of New Jersey’s best banking markets

• Enhances Provident’s organic growth profile

• 22% accretion to GAAP EPS in 2005

Compelling Transaction • 23% accretion to cash EPS in 2005

Economics

• Double-digit internal rate of return

• Limited branch overlap will facilitate integration and minimize customer and

Manageable Execution

employee disruption

Risk

• Conservative cost savings assumption

• Chris Martin to become President of the combined company

Management Additive

• Other key First Sentinel officers to join Provident management team

• Cash portion of consideration to be funded from cash and low-yielding short-

Effective Deployment of term securities

Conversion Proceeds

• Strong pro forma tangible common equity ratio of 12%+ will support continued

share repurchases, de novo expansion and franchise-enhancing acquisitions

Solidifying Provident’s Franchise in Central NJ

Provident Pro Forma

Deposits (9/30/03) $4,076 mm

Branches 76

Avg. Dep./Branch $53.6 mm

Source: SNL Financial. Deposit data as of June 30, 2003.

GAAP and Cash EPS Impact

Projections for Fiscal Year

2004 (1) 2005

Current GAAP EPS Estimate $ 0.75 $ 0.83 (2)

Pro Forma GAAP EPS 0.84 1.01

GAAP Accretion to Provident ($) $ 0.09 $ 0.18

GAAP Accretion to Provident (%) 11.4% 21.8%

Stand-Alone Cash EPS Estimate $ 0.77 $ 0.85

Pro Forma Cash EPS 0.87 1.04

Cash Accretion to Provident ($) $ 0.09 $ 0.20

Cash Accretion to Provident (%) 12.3% 23.3%

Note: EPS estimates based on IBES median estimates.

1. Assumes merger consummation at June 30, 2004. First Sentinel earnings and adjustments are for the six months ending December 31, 2004.

2. Based on 2004 IBES median EPS estimate grown at 10%.

Manageable Execution Risk

• Straight-forward, transparent operations

• No immediate branch closures anticipated

– Minimizes customer disruption

– Substantially all employees with customer interaction remain in place

• Conservative cost saving assumptions

• Revenue opportunities identified but not assumed

– Retail banking

– Commercial lending

– Wealth management / Trust

• Management additive

Summary

• Adds highly attractive franchise in one of New Jersey’s best banking markets

• Highly accretive to EPS with solid internal rate of return

• In-market transaction with conservative cost savings assumptions

• First Sentinel possesses strong fundamentals

• Management additive

• Effective deployment of conversion proceeds

• Consistent with Provident’s expansion strategy